SHANGRI-LA ASIA LIMITED

(incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司

06013164

2 May 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

BY COURIER

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement dated 28 April 2006 as published in the South China Morning Post in Hong Kong on 2 May 2006 for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Irene Ko

Irene Ko
Company Secretary

Encl

c.c. J P Morgan
- Mr Bric Luk

dw 5/8

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉(亞洲)有限公司*

website: http://www.ir.shangri-la.com

(Stock Code: 00069)

ANNOUNCEMENT OF UNAUDITED FINANCIAL RESULTS BY AN ASSOCIATE - CHINA WORLD TRADE CENTER COMPANY LIMITED, THE PEOPLE'S REPUBLIC OF CHINA

THIS IS NOT THE ANNOUNCEMENT OF THE UNAUDITED FINANCIAL RESULTS OF SHANGRI-LA ASIA LIMITED ("SA") FOR THE FIRST QUARTER ENDED 31 MARCH 2006. THIS ANNOUNCEMENT IS MADE BY SA PURSUANT TO THE REQUIREMENTS OF RULE 13.09(1) OF THE RULES GOVERNING THE LISTING OF SECURITIES ON THE STOCK EXCHANGE OF HONG KONG LIMITED TO PROVIDE SHAREHOLDERS OF SA AND THE PUBLIC WITH UNAUDITED FINANCIAL INFORMATION OF A LISTED ASSOCIATE WHICH HAS ANNOUNCED SUCH INFORMATION TO THE PUBLIC IN THE PEOPLE'S REPUBLIC OF CHINA ("PRC") PURSUANT TO CHINA SECURITIES REGULATORY COMMISSION'S STANDARDS FOR CONTENTS AND FORMATS OF INFORMATION DISCLOSURE FOR COMPANIES PUBLICLY ISSUING SECURITIES NO. 13 - SPECIAL REQUIREMENTS FOR CONTENTS AND FORMATS OF QUARTERLY REPORT (2003 AMENDMENTS) AND THE LISTING RULES OF THE SHANGHAI STOCK EXCHANGE (2004 AMENDMENTS).

SUMMARY

On 28 April 2006, the Board of Directors of **CHINA WORLD TRADE CENTER COMPANY LIMITED** ("CWTC Listco"), a PRC company listed on the Shanghai Stock Exchange and currently a 75% subsidiary of China World Trade Center Limited ("CWTC Holdco") (a PRC company in which SA has a 50% interest) (i.e. SA currently has an effective interest of 37.5% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the first quarter ended 31 March 2006 which will be published in the newspapers in PRC on 29 April 2006. The unaudited financial statements of CWTC Listco have been prepared in conformity with "Accounting Standards for Business Enterprises" and "Accounting Systems for Business Enterprises" of PRC. The Profit and Loss Account of CWTC Listco is provided below.

On 28 April 2006, the Board of Directors of **CWTC Listco**, a PRC company listed on the Shanghai Stock Exchange and currently a 75% subsidiary of CWTC Holdco (a PRC company in which SA has a 50% interest) (i.e. SA currently has an effective interest of 37.5% in CWTC Listco), has approved the unaudited financial results of CWTC Listco for the first quarter ended 31 March 2006 which will be published in the newspapers in PRC on 29 April 2006. The Profit and Loss Account of CWTC Listco is provided below:

CHINA WORLD TRADE CENTER COMPANY LIMITED

UNAUDITED PROFIT AND LOSS ACCOUNT FOR THE FIRST QUARTER ENDED 31 MARCH 2006

	For the first quarter ended 31 March			
	2006		2005	
	US$'000	*RMB'000*	*US$'000*	*RMB'000*
Revenue from principal activity	24,634	198,467	21,706	179,650
Less: Cost of sales	(8,541)	(68,813)	(8,220)	(68,033)
Business tax & surcharge	(1,253)	(10,095)	(1,087)	(8,997)
Profit from principal activity	14,840	119,559	12,399	102,620
Add: Profit from other activities	–	–	–	–
Less: Operating expenses	(235)	(1,892)	(222)	(1,837)
Administrative expenses	(1,427)	(11,497)	(1,435)	(11,877)
Add: Financial income/(expenses)	(2,333)	(18,799)	(626)	(5,181)
Operating profit	10,845	87,371	10,116	83,725
Add: Investment gain	218	1,758	211	1,746
Subsidy	–	–	–	–
Non-Operating income	32	259	1	8
Less: Non-Operating expenses	(20)	(161)	(20)	(166)
Profit before tax	11,075	89,227	10,308	85,313
Less: Income tax	(3,583)	(28,865)	(3,332)	(27,577)
Minority interests	–	–	–	–
Net Profit	7,492	60,362	6,976	57,736

GENERAL

SHAREHOLDERS SHOULD NOTE THAT THE ABOVE UNAUDITED FINANCIAL RESULTS PERTAIN ONLY TO CWTC LISTCO, IN WHICH SA CURRENTLY HAS AN EFFECTIVE INTEREST OF 37.5%, AND NOT TO SA ITSELF.

SA WILL ACCOUNT FOR ITS 50% SHARE OF THE 2006 CONSOLIDATED RESULTS OF CWTC HOLDCO (WHICH WILL ACCOUNT FOR ITS SHARE OF RESULTS IN CWTC LISTCO) IN SA'S 2006 INTERIM AND FINAL RESULTS AFTER MAKING APPROPRIATE ADJUSTMENTS TO CONFORM WITH SA'S ACCOUNTING POLICIES WHICH ARE IN ACCORDANCE WITH ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN HONG KONG.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Loong, Edward
Chairman

Hong Kong, 28 April 2006

As at the date of this announcement, the Board of Directors of the Company comprises Mr. Kuok Khoon Loong, Edward, Mr. Ye Longfei, Mr. Giovanni Angelini, Mr. Lui Man Shing and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Tow Heng Tan and Mr. Timothy David Dattels as Independent Non-Executive Directors.

* *for identification purposes only*